NEWS RELEASE

Lithium Argentina Reports First Quarter 2025 Results

Exhibit 99.5

May 14, 2025 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its first quarter 2025 results. Unless otherwise stated, results are presented in United States dollar.

Sam Pigott, Lithium Argentina’s President and CEO, commented:

First-quarter performance highlights our focus on cost discipline at Cauchari-Olaroz. The operation performed as expected, with planned maintenance and optimization activities – aimed at enhancing long-term performance and reliability - temporarily reducing in production volumes. During April, the operation returned to above 85% capacity and is now seeing the benefits of these efforts. We remain on track to meet our 2025 guidance of 30,000-35,000 tonnes of lithium carbonate.

Unit cash operating costs1 remained competitive at approximately $6,634 per tonne, reinforcing our position as a low-cost producer. In the face of global uncertainty and ongoing price pressure, our focus remains on reducing costs and maintaining capital discipline.

Over the past 12 months, we have worked with Ganfeng to strengthen the balance sheet at Cauchari-Olaroz – extending maturities and ensuring we remain well capitalized through the current price cycle. At the same time, we have delivered operationally and advanced our growth pipeline to provide strategic and financial flexibility.

Cauchari-Olaroz2

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Production: Lithium carbonate production totaled 7,200 tonnes during the first quarter of 2025, representing a 15% decrease compared to the fourth quarter of 2024.
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Production during the first quarter of 2025 was impacted by planned shutdowns aimed at further increasing recoveries and reducing costs.
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Production Guidance: 2025 production guidance reaffirmed at 30,000 – 35,000 tonnes of lithium carbonate, which reflects higher production volumes in the second half of the year.
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In April 2025, following the planned shutdown, the operation produced at over 85% capacity.
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Operating Costs: The cost of sales for the first quarter of 2025 was $54 million, with cash operating costs of $6,634 per tonne of lithium carbonate sold.
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Costs during the first quarter of 2025 were slightly lower than expected with a portion of the maintenance costs deferred to the second quarter.
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The operation continues to implement cost-optimization initiatives targeting a further 5 – 10% reduction in costs.
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Pricing: Revenue for the first quarter of 2025 totaled $58 million, with an average realized price of approximately $8,085 per tonne of lithium carbonate sold.
o
Following the end of the first quarter of 2025, there has been continued downward pressure on lithium prices driven by ongoing global supply-demand dynamics and imbalances.

1 Cash operating costs include all cash expenditures incurred at site in addition to Exar’s general and administrative costs and sales logistics to bring the product to port. Sustaining capex is the capital spending required to support delivery of the current mine plan. Cash operating cost per tonne and sustaining capex per tonne are non-GAAP financial measures and do not have standardized meanings under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to section titled “Non-IFRS and Other Financial Measures” below.

2 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%

Earnings Release:

First Quarter 2025

NEWS RELEASE

Lithium Argentina Reports First Quarter 2025 Results

Regional Growth and Cauchari-Olaroz Expansion

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DLE Demonstration Plant: Development of the 5,000 tonnes per annum (“tpa”) demonstration plant is underway in China.
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The Province of Jujuy approved the permit modification to implement the demonstration plant.
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Once complete, the Company expects to confirm the new processing technology at a commercial scale, supporting further reduction in operating costs and future growth plans in Argentina.
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Regional Growth: The Company has executed a letter of intent (“LOI”) with Ganfeng to jointly develop the Pozuelos-Pastos Grandes projects collectively referred to as “PPG”3, with a production capacity of up to 150,000 tpa of lithium carbonate equivalent (“LCE”).
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Ganfeng and Lithium Argentina are jointly exploring financing options, including collaboration with potential customers and strategic partners for offtake and minority ownership interests.
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Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 40,000 tpa of LCE (“Stage 2”).
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Stage 2 is expected to utilize the existing Stage 1 infrastructure and solar evaporation process, while also incorporating the new processing technologies.
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An application for Stage 2 is being prepared under the large investments’ incentive regime (RIGI) in Argentina.

Financial and Corporate

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As of March 31, 2025, Lithium Argentina had $74 million in cash and cash equivalents with a $75 million undrawn credit facility with Ganfeng.
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Costs paid related to the corporate migration to Switzerland during the first quarter of 2025 were $5 million.
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As of March 31, 2025, Minera Exar S.A. (“Exar”) had, on a 100% basis, approximately $218 million of net debt at the official foreign exchange (“FX”) rate including:
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$100 million in a bank debt facility with a three-year term, subject to regulatory approval for the full term.
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In early 2025, Exar secured an additional $150 million bank facility, which is on track to close Q2 2025.
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The new facility provides increased financial flexibility, at a lower cost of capital, and three-year maturity, subject to regulatory approval.
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In April 2025, the Government of Argentina initiated measures to ease foreign currency restrictions, with plans for continued liberalization of FX regulations later this year.
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In May 2025, the Company published its 2024 Sustainability Report.

3 The Pozuelos-Pastos Grandes project, (“PPG”) includes Ganfeng’s wholly owned Pozeulos project, the jointly-owned Pastos Grandes project (85% owned by Lithium Argentina and 15% owned by Ganfeng), and the Sal de la Puna project (65% owned by Lithium Argentina and 35% owned by Ganfeng) in Argentina.

Earnings Release:

First Quarter 2025

FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

(in US$ million except per share information)	Three Months ended March 31,
	2025	2024
	$	$
Expenses	(10.7)	(20.8)
Net loss	(7.2)	(10.2)
Loss per share – basic and diluted	(0.04)	(0.06)

(in US$ million)	As at March 31, 2025	As at December 31, 2024
	$	$
Cash and cash equivalents	73.9	85.5
Total assets	1,130.8	1,131.2
Total liabilities	(242.5)	(240.3)

During the three months ended March 31, 2025, the Company reported a net loss of $7.2 million, compared to a net loss of $10.2 million in the comparative period. The current period’s net loss was primarily driven by higher equity compensation expense, increased tax expense following the Company’s continuation from Canada to Switzerland (the “Continuation”), and transaction costs related to the Continuation. These factors were partially offset by higher finance income, lower operating expenses, and a reduced share of loss from Cauchari-Olaroz.

This news release should be read in conjunction with Lithium Argentina’s unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three months ended March 31, 2025, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company's cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

Earnings Release:

First Quarter 2025

RECONCILIATION TO NON-GAAP MEASURES (Exar on a 100% basis)		Q1 2025	Q4 2024
In USD millions (unless stated otherwise)
Cost of sales	M$	54	67
(-) Depreciation and inventory net realizable value adjustments	M$	(12)	(11)
(+) General & administration and sales logistics	M$	5	6
C1: Cash Operating Costs	M$	47	62
(+) Selling costs, duties and royalties	M$	2	2
C2: Total Cash Costs	M$	49	65
Li2CO3 Shipments (dry base)	tns	7,146	9,383
C1 Total Cash Operating Costs per tonne	M$/tn	6,634	6,630
C2 Total Cash Costs per tonne	M$/tn	6,875	6,881

Average realized lithium price

Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

ABOUT LITHIUM ARGENTINA

The Company, in partnership with Ganfeng, operates the Cauchari-Olaroz lithium brine operation in Argentina and is advancing additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker LAR.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

First Quarter 2025

TECHNICAL INFORMATION

The Technical Information in this news release with respect to Cauchari-Olaroz, has been reviewed and approved by David Burga, P.Geo., a Qualified Person as defined by National Instrument 43-101 and Subpart 1300 of Regulation S-K and independent of the Company.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2025 guidance, including expected production for Cauchari-Olaroz; targeted cost reductions forCauchari-Olaroz; goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof; optimization and expansion plans including planned use of DLE technologies and construction of demonstration plant and the benefits thereof; plans for additional production capacity and improved quality; ; Stage 2 plans and targeted production capacity; regional growth plans and targeted capacity; and timing of completion of additional bank facility for Exar.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Cauchari-Olaroz operation; ability of the Company to fund, advance, develop the Cauchari-Olaroz and other projectsand expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the

Earnings Release:

First Quarter 2025

operation; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Form 20-F and other public filingsd. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on stock markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties inherent to the results of technical and economic studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties;

Earnings Release:

First Quarter 2025

lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Share price volatility; cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filingss, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Earnings Release:

First Quarter 2025